UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July, 2024

Commission File Number

001-08382

Aktiebolaget Svensk Exportkredit (publ)

Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Fleminggatan 20

SE-112 26 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Incorporation by Reference

This Report on Form 6-K, including the exhibits hereto, is hereby incorporated by reference, in its entirety, into the registration statement on Form F-3 (File No. 333-275269) of Aktiebolaget Svensk Exportkredit (publ) (“SEK”).

This Report comprises the following:

1.	Registrant’s report for the second quarter of 2024.

Exhibit 99.2	Table of unaudited consolidated capitalization of the Registrant.

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

1

AB Svensk Exportkredit (publ)

Swedish Export Credit Corporation

Interim Report

January – June 2024

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 16, 2024

AB Svensk Exportkredit (publ)
(Swedish Export Credit Corporation)

By:	/s/ Magnus Montan
Magnus Montan, Chief Executive Officer

3

AB Svensk Exportkredit Swedish Export Credit Corporation

January–June 2024

(Compared to the period January-June 2023)

●	Net interest income Skr 1,536 million (1H23: Skr 1,357 million)
●	Operating profit Skr 794 million (1H23: Skr 646 million)
●	Net profit Skr 630 million (1H23: Skr 513 million)
●	Lending portfolio growth -2.3 percent (1H23: 5.2 percent)
●	New lending Skr 52.1 billion (1H23: Skr 35.9 billion)
●	Basic and diluted earnings per share Skr 158 (1H23: Skr 129)
●	After-tax return on equity 5.5 percent (1H23: 4.7 percent)

April–June 2024

(Compared to the period April-June 2023)

●	Net interest income Skr 766 million (2Q23: Skr 724 million)
●	Operating profit Skr 578 million (2Q23: Skr 226 million)
●	Net profit Skr 459 million (2Q23: Skr 179 million)
●	Lending portfolio growth -2.4 percent (2Q23: 1.8 percent)
●	New lending Skr 38.0 billion (2Q23: Skr 22.1 billion)
●	Basic and diluted earnings per share Skr 115 (2Q23: Skr 45)
●	After-tax return on equity 8.0 percent (2Q23: 3.3 percent)

Equity and balances

(Compared to December 31, 2023)

●	Total capital ratio 22.6 percent (year-end 2023: 21.3 percent)
●	Total assets Skr 374.3 billion (year-end 2023: Skr 365.9 billion)
●	Total lending portfolio Skr 276.7 billion (year-end 2023: Skr 283.3 billion)
–	of which sustainability classified lending Skr 49.4 billion (year-end 2023: Skr 44.6 billion)
●	Loans, outstanding and undisbursed Skr 343.8 billion (year-end 2023: Skr 338.3 billion)
●	Outstanding senior debt Skr 327.2 billion (year-end 2023: Skr 317.7 billion)
–	of which green borrowings Skr 28.8 billion (year-end 2023: Skr 23.7 billion)

Interim report January–June 2024	Page 2 of 28

Historically high net interest income and strong net profit

SEK’s high level of activity in the first six months of the year has generated increased business volumes, both in terms of working capital finance for Swedish exporters and in terms of financing of Swedish companies’ export transactions. Higher margins resulted in historically high net interest income and also contributed to the strong net profit.

To date, 2024 has been characterized by continued turbulence in our operating environment, including as a result of ongoing armed conflicts and geopolitical tensions, which can negatively impact supply chains and create volatility in financial markets. Nevertheless, global stock markets and commodity prices have risen over the course of the year, and confidence in Sweden’s economic outlook has increased despite the relative weakness of the Swedish economy. Inflation has receded, and the Riksbank implemented its first rate cut in May and is forecasting up to three additional rate cuts this year. Lower interest rates in the second half of the year could boost the economy as well as Swedish companies financial positions and willingness to invest. Following a downturn in the second half of 2023, the corporate lending market in Sweden rose slightly in spring 2024.

SEK’s Export Credit Trends Survey, published in June 2024, indicates a brighter outlook among exporters. Despite challenges in the operating environment in recent years, Swedish exporters retain undiminished focus on the climate transition and seven out of ten companies are planning investments to reduce climate impact in their value chains.

SEK remains a positive force in the climate transition and increased its sustainability classified lending during the second quarter of 2024, making, for example, a “social loan” (i.e. a loan the purpose of which is to stimulate socially sustainable investments) to finance Swedish products and services used in connection with the construction of a hospital in Guyana. Total sustainability classified lending amounted to approximately Skr 49.4 billion, up from Skr 44.6 billion at year-end.

New lending for the first half of 2024 amounted to Skr 52.1 billion (1H23: Skr 35.9 billion), such increase largely driven by multiple new customers within our Mid Corporates business area and continued high demand in the defense sector. Net interest income totaled Skr 1,536 million (1H23: Skr 1,357 million), up 13 percent year-on-year. Higher margins in the lending portfolio, in part attributable to the increased share of working capital finance to Swedish exporters, have contributed to the high net interest income and strong net profit. Net profit for the first six months was Skr 630 million (1H23: Skr 513 million). The return on equity amounted to 8.0 percent for the second quarter and 5.5 percent for the period January-June.

SEK’s role as a long-term stable financial partner is of the greatest importance for many Swedish exporters and their customers. As we enter the second half of 2024, SEK is well capitalized, has good liquidity preparedness and a high level of activity, all of which are expected to contribute to the positive development of SEK’s business over the remainder of the year.

Magnus Montan Chief Executive Officer

Interim report January–June 2024	Page 3 of 28

Higher pace for new lending

The second quarter of 2024 was characterized by active capital markets with good financing opportunities for companies. SEK’s high level of activity generated substantial business volumes during the quarter, which were up significantly year-on-year.

New lending amounted to Skr 38.0 billion (2Q23: Skr 22.1 billion) during the seconds quarter, with export credits and working capital finance to Swedish exporters both contributing to this number. The volume of new lending was a clear improvement compared to the first quarter of 2024 where new lending amounted to Skr 14.1 billion.

For the first six months of the year, new lending was Skr 52.1 billion, as compared with Skr 35.9 billion for the corresponding period last year.

SEK has continued to expand its client portfolio and, during the first half of the year, signed eight new clients, all falling within SEK’s Mid Corporates business area. This expansion of the client base denotes the important role that SEK plays for this customer segment. Several of the new transactions in which SEK has been involved were completed in close collaboration with Nordic banks. SEK’s complementary role as a financial partner has ensured client’s access to long-term financing, strengthening those companies’ competitiveness.

Overall, the lending portfolio has decreased marginally compared to year-end 2023 as a result of the strengthening of the Swedish krona and the decision of a number of clients to repay their loans early.

SEK’s lending
Skr bn	Jan-Jun 2024	Jan-Jun 2023	Jan-Dec 2023
New lending to Swedish exporters[1]	20.6	17.0	29.8
New lending to exporters’ customers[2]	31.5	18.9	50.4
Total new lending	52.1	35.9	80.2
of which CIRR-loans	16.0	—	5.5
Total lending portfolio[3]	276.7	287.8	283.3

1	Of which Skr 1.8 billion (1H23: Skr 0.0 billion; year-end 2023: Skr 1.2 billion) had not been disbursed at period end.
2	Of which Skr 15.8 billion (1H23: Skr 0.9 billion; year-end 2023: Skr 9.5 billion) had not been disbursed at period end.
3	Balance at period end.

Interim report January–June 2024	Page 4 of 28

Capital markets remain strong

Demand for the SSA (supranational, sub-sovereign and agency) segment in international capital markets remains robust. SEK completed a number of smaller transactions in various currencies and with various maturities during the quarter.

Due to a lower borrowing need in the second quarter of 2024, SEK raised borrowings of Skr 9.1 billion with maturities of more than one year compared with Skr 45.8 billion in the second quarter of 2023. SEK’s borrowing for the first half of 2024 totaled Skr 66.6 billion (1H23: Skr 102.1 billion).

SEK’s borrowing
Skr bn	Jan-Jun 2024	Jan-Jun 2023	Jan-Dec 2023
New long-term borrowing	25.9	80.1	126.2
New short-term borrowing	40.7	22.0	50.1
Outstanding senior debt[1]	327.2	348.1	317.7
Repurchase and redemption of own debt	5.4	5.9	12.2

1	Balance at period end.

Interim report January–June 2024	Page 5 of 28

January-June 2024

Operating profit amounted to Skr 794 million (1H23: Skr 646 million). Net profit amounted to Skr 630 million (1H23: Skr 513 million). The increase in net profit compared to the same period in the previous year was primarily the result of higher net interest income and net results of financial transactions, offset in part by higher operating expenses and net credit losses.

Net interest income

Net interest income amounted to Skr 1,536 million (1H23: Skr 1,357 million), representing an increase of 13 percent compared to the same period in the previous year. Higher margins in the lending portfolio contributed to higher net interest income during the period.

The table below shows average interest-bearing assets and liabilities.

	Jan-Jun	Jan-Jun
Skr bn, average	2024	2023	Change
Total lending portfolio	280.0	280.6	0%
Liquidity investments	67.0	79.5	-16%
Interest-bearing assets	354.9	370.3	-4%
Interest-bearing liabilities	322.5	337.2	-4%

Net results of financial transactions

Net results of financial transactions amounted to Skr -51 million (1H23: Skr -98 million). The results were primarily attributable to unrealized value changes of financial instruments caused by changes in cross-currency basis spreads.

SEK’s general business model is to hold financial instruments measured at fair value until maturity. Accordingly, the results of market value changes tend to net toward zero over time.

Operating expenses

Operating expenses amounted to Skr -387 million (1H23: Skr -354 million), representing an increase of 9 percent compared to the same period in the previous year. The increase is primarily attributable to increased personnel expenses largely due to consultant exchanges and fewer development costs being capitalized. A provision of Skr 4 million was made for the individual variable remuneration program (1H23: –).

Net credit losses

Net credit losses amounted to Skr -281 million (1H23: Skr -239 million). Net credit losses were mainly attributable to increased provisions for expected credit losses for two individual exposures in stage 3. During the period, SEK had established losses amounting to Skr 113 million attributable to one exposure that had previously been fully reserved. The loss was established in connection with a restructuring process. SEK assesses that the credit quality of its lending portfolio remains high.

Loss allowances as of June 30, 2024 amounted to Skr -983 million compared to Skr -795 million as of December 31, 2023, of which exposures in stage 3 amounted to Skr -890 million (year-end 2023: Skr -567 million). The provision ratio amounted to 0.28 percent (year-end 2023: 0.23 percent).

SEK’s IFRS 9 model is based on a business cycle parameter. The business cycle parameter reflects the general risk of default in each probability of default (PD) segment and should reflect the general risk of default in the economy. Due to the current state of macroeconomic uncertainty, SEK has made an overall adjustment according to management’s assessment, see Note 4.

Taxes

Tax costs amounted to Skr -164 million (1H23: Skr -133 million), and the effective tax rate amounted to 20.7 percent (1H23: 20.6 percent).

Other comprehensive income (OCI)

Other comprehensive income before tax amounted to Skr 115 million (1H23: Skr -7 million). The result is mainly attributable to a positive result related to changes in own credit risk due to increased credit spreads on long maturities in euro.

April-June 2024

Operating profit amounted to Skr 578 million (2Q23: Skr 226 million). Net profit amounted to Skr 459 million (2Q23: Skr 179 million). The increase in net profit compared to the same period in the previous year was primarily the result of the positive outcome for net credit losses and higher net interest income.

Net interest income

Net interest income amounted to Skr 766 million (2Q23: Skr 724 million), representing an increase of 6 percent compared to the same period in the previous year. Higher margins in the lending portfolio contributed to higher net interest income during the period.

The table below shows average interest-bearing assets and liabilities.

	Apr-Jun	Apr-Jun
Skr bn, average	2024	2023	Change
Total lending portfolio	280.1	285.3	-2%
Liquidity investments	73.5	85.2	-14%
Interest-bearing assets	358.3	379.5	-6%
Interest-bearing liabilities	328.5	346.5	-5%

Interim report January–June 2024	Page 6 of 28

Net results of financial transactions

Net results of financial transactions amounted to Skr -16 million (2Q23: Skr -48 million), which primarily relates to unrealized value changes in short currency swaps.

Operating expenses

Operating expenses amounted to Skr -206 million (2Q23: Skr -181 million), representing an increase of 14 percent compared to the same period in the previous year. The increase is primarily attributable to increased personnel expenses largely due to consultant exchanges and fewer development costs being capitalized. A provision of Skr 4 million was made for the individual variable remuneration program (2Q23: –).

Net credit losses

Net credit losses amounted to Skr 46 million (2Q23: Skr -256 million). The positive result was mainly attributable to decreased provisions for expected credit losses in stage 1 amounting to Skr 36 million. This change was driven by more positive scenario weights in SEK’s IFRS 9 model for certain scenarios during this quarter.

SEK’s IFRS 9 model is based on a business cycle parameter. The business cycle parameter reflects the general risk of default in each probability of default (PD) segment and should reflect the general risk of default in the economy. Due to the current state of macroeconomic uncertainty, SEK has made an overall adjustment according to management’s assessment, see Note 4.

Taxes

Tax costs amounted to Skr -119 million (2Q23: Skr -47 million), and the effective tax rate amounted to 20.6 percent (2Q23: 20.8 percent).

Other comprehensive income (OCI)

Other comprehensive income before tax amounted to Skr 47 million (2Q23: Skr -27 million). This result is partly explained by a positive result of Skr 24 million obtained from derivatives in cash flow hedging with approaching maturities, and partly by positive results of Skr 22 million owing to changes in own credit risk due to increased credit spreads on long maturities in euro.

Statement of Financial Position

Total assets and liquidity investments

Total assets increased by 2 percent compared to year-end 2023. An increased volume of liquidity investments drove the increase in the company’s assets.

	June 30,	December 31,
Skr bn	2024	2023	Change
Total assets	374.3	365.9	2%
Liquidity investments	77.4	56.6	37%
Total lending portfolio	276.7	283.3	-2%
of which sustainability classified	49.4	44.6	11%
of which CIRR-loans	97.4	101.4	-4%

Liabilities and equity

As of June 30, 2024, the aggregate volume of available funds and shareholders’ equity exceeded the aggregate volume of loans outstanding and loans committed at all maturities. SEK considers all of its outstanding commitments to be covered through maturity.

SEK has a credit facility in place with the Swedish National Debt Office of up to Skr 150 billion. The credit facility can be utilized when the Swedish export industry’s demand for financing is particularly high.

Capital adequacy

As of June 30, 2024, SEK’s total own funds amounted to Skr 22.8 billion (year-end 2023: Skr 22.3 billion). The total capital ratio was 22.6 percent (year-end 2023: 21.3 percent), representing a margin of 5.3 percentage points above SEK’s estimate of Finansinspektionen’s (the “Swedish FSA”) requirement of 17.3 percent as of June 30, 2024. The corresponding Common Equity Tier 1 capital estimated requirement was 12.2 percent. Given that SEK’s own funds are comprised solely of Common Equity Tier 1 capital, this total capital ratio represents a margin of 10.4 percentage points above the requirement. Overall, SEK is strongly capitalized.

	June 30,	December 31,
Percent	2024	2023
Common Equity Tier 1 capital ratio	22.6	21.3
Tier 1 capital ratio	22.6	21.3
Total capital ratio	22.6	21.3
Leverage ratio	8.7	9.3
Liquidity coverage ratio (LCR)	670	494
Net stable funding ratio (NSFR)	133	131

Interim report January–June 2024	Page 7 of 28

Rating

	Skr	Foreign currency
Moody’s	Aa1/Stable	Aa1/Stable
Standard & Poor’s	AA+/Stable	AA+/Stable

Other events

At SEK’s annual general meeting held on March 26, 2024, Ms. Anna Brandt stepped down from her position as a member of the Board of Directors of SEK (the “Board”) after six years of service, and Mr. Carl Mellander was elected as a new member of the Board. Additionally, the Board passed a resolution at the annual general meeting to adopt the income statement and balance sheet in the Annual and Sustainability Report 2023, and to appropriate distributable funds pursuant to the Board’s proposal.

Effective April 25, 2024, SEK’s Chief Financial Officer (“CFO”), Mr. Stefan Friberg, left the Company and Mr. Jens Hedar, Head of Customer Relations, assumed the role as acting CFO. Also effective April 25, 2024, Ms. Maria Simonson, became acting Head of Customer Relations in addition to her role as Head of Sustainability.

The macro environment

In the first quarter of 2024, Sweden’s GDP increased 0.7 percent quarter-on-quarter. Exports increased 0.2 percent. Unemployment amounted to 8.2 percent at the end of May 2024, which was an increase compared to the end of February 2024. The rate of inflation in May 2024 was 2.3 percent, unchanged from April 2024.

In May 2024, the Riksbank lowered the policy rate by 0.25 percentage points to 3.75 percent, the first such cut in many years.

SEK believes that there is a higher-than-normal level of risk in the financial markets that can negatively affect the company, including as a result of ongoing armed conflicts and geopolitical tensions, which can negatively impact supply chains and create volatility in the financial markets. Russia’s war in Ukraine has a limited direct financial effect on SEK. Since before the outbreak of the war, the Company has had gross exposure of EUR 6.5 million to one Russian counterparty, which is 100 percent risk-covered. SEK has no exposure to Ukraine or Belarus. However, the high degree of uncertainty in the financial markets occasioned by Russia’s war in Ukraine as well as other ongoing military conflicts may have a more concrete and long-term detrimental effect on SEK’s customers and, accordingly, on SEK. The Western world has gradually escalated sanctions against Russia and continues to support Ukraine with military and protective equipment as well as with direct economic support to Ukraine’s armed forces. The long-term humanitarian and socioeconomic effects of Russia’s war in Ukraine are expected to be extensive, and the prevailing geopolitical tensions caused by the conflict could persist for a long time. Additionally, the ongoing armed conflict between Israel and Hamas also contributes to this state of uncertainty. Iran’s attack on Israel shows that a further escalation of the conflict and the involvement of other countries and/or non-state actors in the region remain possible. Furthermore, the Houthi militia’s attacks on commercial ships in the Red Sea had a negative effect on trade flows with higher freight rates and shipping delays.

SEK believes that information security threats, particularly in relation to cybersecurity, have increased and remain more acute than before as a consequence of Sweden’s membership in NATO and support of Ukraine.

Risk factors

SEK’s operations are exposed to various types of risks, including primarily credit risks, but also market, liquidity, refinancing, operational and sustainability risks. For a more detailed description of these risks, refer to the separate risk report Capital Adequacy and Risk Management Report (Pillar 3) 2023 and Note 30 to the annual financial statements included in SEK’s 2023 Annual Report on Form 20-F, as well as the “Risk Factors” section in SEK’s 2023 Annual Report on Form 20-F.

Interim report January–June 2024	Page 8 of 28

Financial targets

Profitability target	A return on equity after tax of at least 5 percent.
Dividend policy	Payment of an ordinary dividend of 20-40 percent of the profit for the year.
Capital target

SEK’s total capital ratio is to exceed the Swedish FSA’s requirement by 2 to 4 percentage points and SEK’s Common Equity Tier 1 capital ratio is to exceed the Swedish FSA’s requirement by at least 4 percentage points. Currently, the capital targets mean that the total capital ratio should amount to 19.3-21.3 percent and the Common Equity Tier 1 capital ratio should amount to 16.2 percent, based on SEK’s estimation of the Swedish FSA’s requirements as of June 30, 2024.

Key performance indicators (unaudited)

	Apr-Jun	Jan-Mar	Apr-Jun	Jan-Jun	Jan-Jun	Jan-Dec
Skr mn (if not otherwise indicated)	2024	2024	2023	2024	2023	2023
New lending	38,008	14,052	22,143	52,060	35,906	80,159
of which to Swedish exporters	15,470	5,065	11,515	20,535	16,960	29,788
of which to exporters’ customers	22,538	8,987	10,628	31,525	18,946	50,371
of which CIRR-loans	14,424	1,528	—	15,952	—	5,539
Total lending portfolio[1]	276,679	283,541	287,782	276,679	287,782	283,303
of which green	35,667	31,497	29,250	35,667	29,250	31,202
of which social	1,702	1,631	1,407	1,702	1,407	1,482
of which sustainability-linked	12,009	12,053	12,285	12,009	12,285	11,926
Loans, outstanding and undisbursed[1]	343,779	339,848	346,288	343,779	346,288	338,278

Customer growth	0%	1%	0%	1%	1%	3%

New long-term borrowings	9,122	16,799	45,757	25,921	80,067	126,214
New short-term borrowings	19,359	21,319	1,528	40,678	21,980	50,051
Outstanding senior debt[1]	327,168	329,811	348,056	327,168	348,056	317,736
of which green	28,828	25,300	21,070	28,828	21,070	23,652

After-tax return on equity	8.0%	3.0%	3.3%	5.5%	4.7%	5.6%

Common Equity Tier 1 capital ratio[1]	22.6%	20.8%	20.1%	22.6%	20.1%	21.3%
Tier 1 capital ratio[1]	22.6%	20.8%	20.1%	22.6%	20.1%	21.3%
Total capital ratio[1]	22.6%	20.8%	20.1%	22.6%	20.1%	21.3%
Leverage ratio	8.7%	8.8%	8.1%	8.7%	8.1%	9.3%
Liquidity coverage ratio (LCR)	670%	509%	329%	670%	329%	494%
Net stable funding ratio (NSFR)	133%	136%	128%	133%	128%	131%
Risk exposure amount[1]	100,921	107,523	106,527	100,921	106,527	104,714

1	Balance at period end.

See definitions on page 27.

Interim report January–June 2024	Page 9 of 28

Condensed Consolidated Statement of Comprehensive Income (unaudited)

		Apr–Jun	Jan–Mar	Apr–Jun	Jan-Jun	Jan-Jun	Jan-Dec
Skr mn	Note	2024	2024	2023	2024	2023	2023
Interest income		4,981	5,079	4,724	10,060	8,767	19,438
Interest expenses		-4,215	-4,309	-4,000	-8,524	-7,410	-16,543
Net interest income	2	766	770	724	1,536	1,357	2,895

Net fee and commission expense		-12	-11	-13	-23	-20	-51
Net results of financial transactions	3	-16	-35	-48	-51	-98	21
Total operating income		738	724	663	1,462	1,239	2,865

Personnel expenses		-130	-108	-105	-238	-206	-402
Other administrative expenses		-60	-57	-59	-117	-115	-222
Depreciation and impairment of non-financial assets		-16	-16	-17	-32	-33	-88
Total operating expenses		-206	-181	-181	-387	-354	-712

Operating profit before credit losses		532	543	482	1,075	885	2,153

Net credit losses	4	46	-327	-256	-281	-239	-585
Operating profit		578	216	226	794	646	1,568

Tax expenses		-119	-45	-47	-164	-133	-324
Net profit[1]		459	171	179	630	513	1,244

Other comprehensive income related to:
Items to be reclassified to profit or loss
Derivatives in cash flow hedges		24	-8	-39	16	-28	63
Tax on items to be reclassified to profit or loss		-5	2	8	-3	6	-13
Net items to be reclassified to profit or loss		19	-6	-31	13	-22	50

Items not to be reclassified to profit or loss
Own credit risk		22	75	12	97	21	-23
Revaluation of defined benefit plans		1	1	0	2	0	-6
Tax on items not to be reclassified to profit or loss		-5	-15	-2	-20	-4	6
Net items not to be reclassified to profit or loss		18	61	10	79	17	-23

Total other comprehensive income		37	55	-21	92	-5	27

Total comprehensive income[1]		496	226	158	722	508	1,271

Skr
Basic and diluted earnings per share[2]	115	43	45	158	129	312

1	The entire profit is attributable to the shareholder of the Parent Company.
2	Net profit divided by average number of shares, which amounts to 3,990,000 for each period.

Interim report January–June 2024	Page 10 of 28

Consolidated Statement of Financial Position (unaudited)

		June 30,	December 31,
Skr mn	Note	2024	2023
Assets
Cash and cash equivalents	5	11,860	3,482
Treasuries/government bonds	5	8,216	11,525
Other interest-bearing securities except loans	5	57,358	41,561
Loans in the form of interest-bearing securities	4, 5	49,447	51,227
Loans to credit institutions	4, 5	12,846	19,009
Loans to the public	4, 5	219,053	224,165
Derivatives	5, 6	6,904	6,432
Shares		34	—
Tangible and intangible assets		223	245
Deferred tax asset		9	13
Other assets		444	276
Prepaid expenses and accrued revenues		7,893	7,994
Total assets		374,287	365,929

Liabilities and equity
Borrowing from credit institutions	5, 7	3,660	3,628
Debt securities issued	5, 7	323,508	314,108
Derivatives	5, 6	7,267	12,637
Other liabilities		7,817	4,272
Accrued expenses and prepaid revenues		8,694	8,387
Provisions		21	51
Total liabilities		350,967	343,083

Share capital		3,990	3,990
Reserves		5	-87
Retained earnings		19,325	18,943
Total equity		23,320	22,846

Total liabilities and equity		374,287	365,929

Interim report January–June 2024	Page 11 of 28

Condensed Consolidated Statement of Changes in Equity (unaudited)

			Reserves
			Hedge	Own	Defined	Retained
Skr mn	Equity	Share capital	reserve	credit risk	benefit plans	earnings
Opening balance of equity January 1, 2023	21,575	3,990	-97	-23	6	17,699
Net profit Jan-Jun 2023	513					513
Other comprehensive income Jan-Jun 2023	-5		-22	17	0
Total comprehensive income Jan-Jun 2023	508	—	-22	17	0	513
Dividend	—					—
Closing balance of equity June 30, 2023[1]	22,083	3,990	-119	-6	6	18,212

Opening balance of equity January 1, 2023	21,575	3,990	-97	-23	6	17,699
Net profit Jan-Dec 2023	1,244					1,244
Other comprehensive income Jan-Dec 2023	27		50	-18	-5
Total comprehensive income Jan-Dec 2023	1,271	—	50	-18	-5	1,244
Dividend	—					—
Closing balance of equity December 31, 2023[1]	22,846	3,990	-47	-41	1	18,943

Opening balance of equity January 1, 2024	22,846	3,990	-47	-41	1	18,943
Net profit Jan-Jun 2024	630					630
Other comprehensive income Jan-Jun 2024	92		13	77	2
Total comprehensive income Jan-Jun 2024	722	—	13	77	2	630
Dividend	-248					-248
Closing balance of equity June 30, 2024[1]	23,320	3,990	-34	36	3	19,325

1	The entire equity is attributable to the shareholder of the Parent Company.

Interim report January–June 2024	Page 12 of 28

Condensed Statement of Cash Flows in the Consolidated Group (unaudited)

	Jan-Jun	Jan-Jun	Jan-Dec
Skr mn	2024	2023	2023
Operating activities
Operating profit	794	646	1,568
Adjustments for non-cash items in operating profit	843	892	1,259
Income tax paid	-268	-256	-528
Changes in assets and liabilities from operating activities	10,935	-7,918	3,545
Cash flow from operating activities	12,304	-6,636	5,844

Investing activities
Capital expenditures	-11	-16	-26
Cash flow from investing activities	-11	-16	-26

Financing activities
Change in senior debt	-3,052	7,011	-8,900
Derivatives, net	-735	1,438	2,868
Dividend paid	-248	—	—
Payment of lease liability	-14	-14	-28
Cash flow from financing activities	-4,049	8,435	-6,060

Cash flow for the period	8,244	1,783	-242

Cash and cash equivalents at beginning of the period	3,482	4,060	4,060
Cash flow for the period	8,244	1,783	-242
Exchange-rate differences on cash and cash equivalents	134	-6	-336
Cash and cash equivalents at end of the period[1]	11,860	5,837	3,482

1

Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date.

Interim report January–June 2024	Page 13 of 28

Notes

Note 1. Accounting policies

Note 2. Net interest income

Note 3. Net results of financial transactions

Note 4. Impairments

Note 5. Financial assets and liabilities at fair value

Note 6. Derivatives

Note 7. Debt

Note 8. CIRR-system

Note 9. Pledged assets and contingent liabilities

Note 10. Capital adequacy and liquidity situation

Note 11. Exposures

Note 12. Transactions with related parties

Note 13. Events after the reporting period

References to “SEK” or the “Parent Company” are to AB Svensk Exportkredit. References to “Consolidated Group” are to SEK and its consolidated subsidiary. All amounts are in Skr million, unless otherwise indicated. All figures relate to the Consolidated Group, unless otherwise indicated.

Note 1. Accounting policies

This condensed interim report is presented in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The Consolidated Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), together with the interpretations from IFRS Interpretations Committee (IFRS IC). The IFRS standards applied by SEK are all endorsed by the European Union (EU). The accounting also follows the additional standards imposed by the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) (ÅRKL) and the regulation and general guidelines issued by Finansinspektionen (the Swedish FSA), “Annual Reports in Credit Institutions and Securities Companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish Financial Reporting Board have been applied. SEK also follows the state’s principles for external reporting in accordance with its State Ownership Policy and principles for state-owned enterprises.

The accounting policies, methods of computation and presentation of the Consolidated Group are, in all material aspects, the same as those used for the 2023 annual financial statements included in SEK’s 2023 Annual Report on Form 20-F. SEK analyzes and assesses the application and impact of changes in financial reporting standards that are applied within the Group. Changes that are not mentioned are either not applicable to SEK or have been determined to not have a material impact on SEK’s financial reporting.

There are no IFRS or IFRS Interpretations Committee interpretations that are not yet applicable that are expected to have a material impact on SEK’s financial statements, capital adequacy or large exposure ratios.

Note 2. Net interest income

	Apr-Jun	Jan–Mar	Apr-Jun	Jan-Jun	Jan-Jun	Jan-Dec
Skr mn	2024	2024	2023	2024	2023	2023
Interest income
Loans to credit institutions	227	249	315	476	576	1,113
Loans to the public	2,506	2,522	2,180	5,028	4,134	9,181
Loans in the form of interest-bearing securities	604	628	606	1,232	1,119	2,448
Interest-bearing securities excluding loans in the form of interest-bearing securities	672	685	701	1,357	1,299	2,885
Derivatives	902	920	847	1,822	1,495	3,519
Administrative remuneration CIRR-system	64	65	66	129	127	261
Other assets	6	10	9	16	17	31
Total interest income[1]	4,981	5,079	4,724	10,060	8,767	19,438

Interest expenses
Interest expenses	-4,152	-4,248	-3,939	-8,400	-7,288	-16,299
Resolution fee	-26	-26	-24	-53	-47	-94
Risk tax	-37	-35	-37	-71	-75	-150
Total interest expenses	-4,215	-4,309	-4,000	-8,524	-7,410	-16,543
Net interest income	766	770	724	1,536	1,357	2,895

1	Interest income calculated using the effective interest method amounted to Skr 7,043 million during January-June 2024 (1H23: Skr 6,111 million).

Interim report January–June 2024	Page 14 of 28

Note 3. Net results of financial transactions

	Apr-Jun	Jan–Mar	Apr-Jun	Jan-Jun	Jan-Jun	Jan-Dec
Skr mn	2024	2024	2023	2024	2023	2023
Derecognition of financial instruments not measured at fair value through profit or loss	1	2	2	3	4	9
Financial assets or liabilities at fair value through profit or loss	-36	-25	-54	-61	-93	33
Financial instruments under fair-value hedge accounting	20	-7	4	13	-9	-23
Currency exchange-rate effects on all assets and liabilities excl. currency exchange-rate effects related to revaluation at fair value	-1	-5	0	-6	0	2
Total net results of financial transactions	-16	-35	-48	-51	-98	21

Note 4. Impairments

	Apr-Jun	Jan–Mar	Apr-Jun	Jan-Jun	Jan-Jun	Jan-Dec
Skr mn	2024	2024	2023	2024	2023	2023
Expected credit losses, stage 1	36	48	-3	84	1	-36
Expected credit losses, stage 2	14	40	2	54	7	-40
Expected credit losses, stage 3	-7	-415	-256	-422	-249	-513
Established losses	—	-113	—	-113	—	—
Reserves applied to cover established credit losses	—	113	—	113	—	—
Recovered credit losses	3	0	1	3	2	4
Net credit losses	46	-327	-256	-281	-239	-585

	June 30, 2024				December 31, 2023
Skr mn	Stage 1	Stage 2	Stage 3	Total	Total
Loans, before expected credit losses	237,063	31,377	9,210	277,650	284,060
Off-balance sheet exposures, before expected credit losses	50,646	19,420	5,223	75,289	62,446
Total, before expected credit losses	287,709	50,797	14,433	352,939	346,506
Loss allowance, loans	-77	-7	-888	-972	-757
Loss allowance, off-balance sheet exposures[1]	-8	-1	-2	-11	-38
Total loss allowance	-85	-8	-890	-983	-795
Provision ratio (in percent)	0.03	0.02	6.17	0.28	0.23

1	Recognized under provision in Consolidated Statement of Financial Position. Off-balance sheet exposures consist of guarantee commitments and committed undisbursed loans, see Note 9.

The table above shows the book value of loans and nominal amounts for off-balance sheet exposures before expected credit losses for each stage as well as related loss allowance amounts, in order to place expected credit losses in relation to credit exposures. Overall, the credit portfolio has an extremely high credit quality and SEK often uses risk mitigation measures, primarily through guarantees from the Swedish Export Credit Agency (EKN) and other government export credit agencies in the Organisation for Economic Co-operation and Development (OECD), which explains the low provision ratio.

Loss Allowance

	June 30, 2024				December 31, 2023
Skr mn	Stage 1	Stage 2	Stage 3	Total	Total
Opening balance January 1	-167	-61	-567	-795	-223
Increases due to origination and acquisition	-17	-1	—	-18	-137
Net remeasurement of loss allowance	78	0	-96	-18	15
Transfer to stage 1	0	0	—	0	0
Transfer to stage 2	0	0	—	0	-22
Transfer to stage 3	1	3	-331	-327	-491
Decreases due to derecognition	22	52	5	79	46
Decrease in allowance account due to write-offs	—	—	113	113	—
Exchange-rate differences[1]	-2	-1	-14	-17	17
Closing balance	-85	-8	-890	-983	-795

1	Recognized under net results of financial transactions in Statement of Comprehensive Income.

Interim report January–June 2024	Page 15 of 28

Provisions for expected credit losses (ECLs) are calculated using quantitative models based on inputs, assumptions and methods that are highly reliant on assessments. In particular, the following could heavily impact the level of provisions: the establishment of a material increase in credit risk, allowing for forward-looking macroeconomic scenarios, and the measurement of both ECLs over the next 12 months and lifetime ECLs. ECLs are based on objective assessments of what SEK expects to lose on the exposures given what was known on the reporting date and taking into account possible future events. The ECL is a probability-weighted amount that is determined by evaluating the outcome of several possible scenarios and where the data taken into consideration comprises information from previous conditions, current conditions and projections of future economic conditions. SEK’s method entails three scenarios being prepared for each probability of default curve: a base scenario, a downturn scenario, and an upturn scenario, where the scenarios are expressed in a business cycle parameter. The business cycle parameter reflects the general risk of default in each geographic segment. The parameter is standard normally distributed where zero indicates a neutral economy as the economy has been on average, historically. The business cycle parameters for the base scenario are between 0.0 and 0.7 for the various probability of default (PD) segments. The base scenarios have been weighted at 80 percent, the downturn scenarios have been weighted at 10 percent, and the upturn scenarios have been weighted at 10 percent between the different PD-segments.

Due to the current state of macroeconomic uncertainty, SEK has made an overall adjustment according to management’s overall assessment. This resulted in an increase of expected credit losses, which was calculated pursuant to SEK’s IFRS 9 model as of June 30, 2024.

Note 5. Financial assets and liabilities at fair value

	June 30, 2024
			Surplus value (+)/
Skr mn	Book value	Fair value	Deficit value (–)
Cash and cash equivalents	11,860	11,860	—
Treasuries/governments bonds	8,216	8,216	—
Other interest-bearing securities except loans	57,358	57,358	—
Loans in the form of interest-bearing securities	49,447	50,578	1,131
Loans to credit institutions	12,846	13,054	208
Loans to the public	219,053	218,587	-466
Derivatives	6,904	6,904	—
Shares	34	34	—
Total financial assets	365,718	366,591	873

Borrowing from credit institutions	3,660	3,660	—
Debt securities issued	323,508	323,585	77
Derivatives	7,267	7,267	—
Total financial liabilities	334,435	334,512	77

	December 31, 2023
			Surplus value (+)/
Skr mn	Book value	Fair value	Deficit value (–)
Cash and cash equivalents	3,482	3,482	—
Treasuries/governments bonds	11,525	11,525	—
Other interest-bearing securities except loans	41,561	41,561	—
Loans in the form of interest-bearing securities	51,227	52,519	1,292
Loans to credit institutions	19,009	19,260	251
Loans to the public	224,165	223,759	-406
Derivatives	6,432	6,432	—
Shares	—	—	—
Total financial assets	357,401	358,538	1,137

Borrowing from credit institutions	3,628	3,628	—
Debt securities issued	314,108	313,931	-177
Derivatives	12,637	12,637	—
Total financial liabilities	330,373	330,196	-177

Determination of fair value

The determination of fair value is described in the annual financial statements included in SEK’s 2023 Annual Report on Form 20-F, see Note 1 (f) (vii) Principles for determination of fair value of financial instruments and (viii) Determination of fair value of certain types of financial instruments.

Interim report January–June 2024	Page 16 of 28

Financial assets in fair value hierarchy

	Financial assets at fair value
Skr mn	Level 1	Level 2	Level 3	Total
Treasuries/governments bonds	—	8,216	—	8,216
Other interest-bearing securities except loans	19,727	37,631	—	57,358
Derivatives	—	6,863	41	6,904
Shares	34	—	—	34
Total, June 30, 2024	19,761	52,710	41	72,512
Total, December 31, 2023	18,191	41,272	55	59,518

Financial liabilities in fair value hierarchy

	Financial liabilities at fair value
Skr mn	Level 1	Level 2	Level 3	Total
Debt securities issued	—	14,551	3,986	18,537
Derivatives	—	5,468	1,799	7,267
Total, June 30, 2024	—	20,019	5,785	25,804
Total, December 31, 2023	—	22,531	10,605	33,136

There were no transfers during the period (year-end 2023: transfers of Skr 11,291 million for debt securities issued and Skr -27 million for derivatives were made from level 3 to level 2).

Financial assets and liabilities at fair value in Level 3, 2024

							Gains (+) and
						Gains (+) and	losses (–) in
					Transfers	losses (–)	Other	Exchange-
	January 1,		Settlements &	Transfers	from	through profit	comprehensive	rate	June 30,
Skr mn	2024	Purchases	sales	to Level 3	Level 3	or loss[1]	income	differences	2024
Debt securities issued	-8,271	—	4,111	—	—	-104	-10	288	-3,986
Derivatives, net	-2,279	—	1,001	—	—	105	—	-585	-1,758
Net assets and liabilities	-10,550	—	5,112	—	—	1	-10	-297	-5,744

Financial assets and liabilities at fair value in Level 3, 2023

							Gains (+) and
						Gains (+) and	losses (–) in
					Transfers	losses (–)	Other	Exchange-
	January 1,		Settlements &	Transfers	from	through profit	comprehensive	rate	December 31,
Skr mn	2023	Purchases	sales	to Level 3	Level 3	or loss[1]	income	differences	2023
Debt securities issued	-26,536	-180	10,202	-1,912	11,291	-1,927	-207	998	-8,271
Derivatives, net	-4,516	—	1,416	—	-27	1,419	—	-571	-2,279
Net assets and liabilities	-31,052	-180	11,618	-1,912	11,264	-508	-207	427	-10,550

1

Gains and losses through profit or loss, including the impact of exchange rates, is reported as net interest income and net results of financial transactions. The unrealized fair value changes for assets and liabilities, including the impact of exchange rates, held as of June 30, 2024, amounted to a Skr -7 million loss (year-end 2023: Skr -27 million loss) and are reported as net results of financial transactions.

Interim report January–June 2024	Page 17 of 28

Uncertainty of valuation of Level 3 instruments

As the estimation of parameters included in the models used to calculate the market value of Level 3 instruments is associated with subjectivity and uncertainty, SEK has conducted an analysis of the difference in fair value of Level 3 instruments using other established parameter values. Option models and discounted cash flows are used to value the Level 3 instruments. For the Level 3 instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations. The correlation is expressed as a value between 1 and -1, where 0 indicates no relationship, 1 indicates a maximum positive relationship and -1 indicates a maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to -1. In the analysis, the correlations have been adjusted by +/- 0.12, which represents the level SEK uses within its prudent valuation framework. For Level 3 instruments that are significantly affected by non-observable market data in the form of SEK’s own creditworthiness, a revaluation has been made by shifting the credit curve. The revaluation is made by shifting the credit spreads by +/- 10 basis points, which has been assessed as a reasonable change in SEK’s credit spread. The analysis shows the impact of the non-observable market data on the market value. In addition, the market value will be affected by observable market data.The result of the analysis corresponds with SEK’s business model where issued securities are linked with a matched hedging derivative. The underlying market data is used to evaluate the issued security as well as to evaluate the fair value in the derivative. This means that a change in fair value of the issued security, excluding SEK’s own credit spread, is offset by an equally large change in fair value in the derivative.

Sensitivity analysis – level 3 assets and liabilities

Assets and liabilities	June 30, 2024
			Range of estimates
		Unobservable	for unobservable		Sensitivity	Sensitivity
Skr mn	Fair Value	input	input	Valuation method	max	min

Equity	-253	Correlation	0.12 – (0.12)	Option Model	0	0
Interest rate	0	Correlation	0.12 – (0.12)	Option Model	0	0
FX	-1,362	Correlation	0.12 – (0.12)	Option Model	-20	20
Other	-143	Correlation	0.12 – (0.12)	Option Model	0	0
Sum derivatives, net	-1,758				-20	20
Equity	-196	Correlation	0.12 – (0.12)	Option Model	0	0
		Credit spreads	10BP – (10BP)	Discounted cash flow	0	0
Interest rate	0	Correlation	0.12 – (0.12)	Option Model	0	0
		Credit spreads	10BP – (10BP)	Discounted cash flow	0	0
FX	-3,643	Correlation	0.12 – (0.12)	Option Model	19	-19
		Credit spreads	10BP – (10BP)	Discounted cash flow	15	-15
Other	-147	Correlation	0.12 – (0.12)	Option Model	0	0
		Credit spreads	10BP – (10BP)	Discounted cash flow	0	0
Sum debt securities issued	-3,986				34	-34
Total effect on total comprehensive income					14	-14

Derivatives, net, December 31, 2023	-2,279				-22	22
Debt securities issued, December 31, 2023	-8,271				47	-47
Total effect on total comprehensive income, December 31, 2023					25	-25

The sensitivity analysis shows the effect that a shift in correlations or SEK’s own credit spread has on Level 3 instruments. The table presents maximum positive and negative change in fair value when correlations or SEK’s own credit spread is shifted by +/– 0.12 and +/- 10 basis points, respectively. When determining the total maximum/minimum effect on total comprehensive income the most adverse/favorable shift is chosen, considering the net exposure arising from the issued securities and the derivatives, for each correlation.

Fair value related to credit risk

	Fair value originating from credit risk		The period’s change in fair value originating
	(- liabilities increase/ + liabilities decrease)		from credit risk (+ income/ - loss)
	June 30,	December 31,	Jan-Jun	Jan-Jun
Skr mn	2024	2023	2024	2023
CVA/DVA, net[1]	-34	-39	5	-2
OCA[2]	42	-55	97	21

1	Credit value adjustment (CVA) and Debt value adjustment (DVA) reflects how the counterparties’ credit risk as well as SEK’s own credit rating affects the fair value of derivatives.
2	Own credit adjustment (OCA) reflects how the changes in SEK’s credit rating affects the fair value of financial liabilities measured at fair value through profit and loss.

Interim report January–June 2024	Page 18 of 28

Note 6. Derivatives

Derivatives by category

	June 30, 2024			December 31, 2023
	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
Skr mn	Fair value	Fair value	amounts	Fair value	Fair value	amounts
Interest rate-related contracts	3,865	1,370	527,448	3,918	1,720	483,545
Currency-related contracts	3,039	5,501	165,267	2,509	9,789	158,019
Equity-related contracts	—	253	310	5	1,002	3,722
Contracts related to commodities, credit risk, etc.	—	143	7,022	—	126	5,533
Total derivatives	6,904	7,267	700,047	6,432	12,637	650,819

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-related contracts, primarily to hedge risk exposure inherent in financial assets and liabilities. These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

Note 7. Debt

Debt by category

	June 30,	December 31,
Skr mn	2024	2023
Currency-related contracts	5,206	6,368
Interest rate-related contracts	321,620	307,626
Equity-related contracts	195	3,594
Contracts related to commodities, credit risk, etc.	147	148
Total debt	327,168	317,736
of which denominated in:
Skr	22,422	17,029
USD	209,782	200,222
EUR	61,246	61,325
AUD	12,044	11,934
GBP	9,654	9,304
JPY	3,995	8,139
Other currencies	8,025	9,783

The information is disclosed in accordance with FFFS 2014:21.

Note 8. CIRR-system

Pursuant to the company’s assignment as stated in its owner instruction issued by the Swedish government, SEK administers credit granting in the Swedish system for officially supported export credits (CIRR-system). SEK receives compensation from the Swedish government in the form of an administrative compensation, which is calculated based on the principal amount outstanding.

The administrative compensation paid by the state to SEK is recognized in the CIRR-system as administrative remuneration to SEK. Refer to the following tables of the statement of comprehensive income and statement of financial positions for the CIRR-system, presented as reported to the owner. Interest expenses include interest expenses for loans between SEK and the CIRR-system which reflects the borrowing cost for the CIRR-system. Interest expenses for derivatives hedging CIRR-loans are also recognized as interest expenses, which differs from SEK’s accounting principles. Arrangement fees to SEK are recognized together with other arrangement fees as interest expenses.

In addition to the CIRR-system, SEK administers the Swedish government’s previous concessionary credit program according to the same principles as the CIRR-system. No new lending is being offered under the concessionary credit program. As of June 30, 2024, concessionary loans outstanding amounted to Skr 123 million (year-end 2023: Skr 174 million) and operating profit for the program amounted to Skr -4 million (1H23: Skr -10 million) for the period January-June 2024. SEK’s administrative compensation for administrating the concessionary credit program amounted to Skr 0 million (1H23: Skr 0 million).

Interim report January–June 2024	Page 19 of 28

Statement of Comprehensive Income for the CIRR-system

	Apr-Jun	Jan–Mar	Apr-Jun	Jan-Jun	Jan-Jun	Jan-Dec
Skr mn	2024	2024	2023	2024	2023	2023
Interest income	576	586	577	1,162	1,128	2,329
Interest expenses	-505	-523	-485	-1,028	-947	-1,904
Interest compensation	—	—	—	—	—	—
Exchange-rate differences	0	1	1	1	1	1
Profit before compensation to SEK	71	64	93	135	182	426
Administrative remuneration to SEK	-64	-65	-66	-129	-127	-260
Operating profit CIRR-system	7	-1	27	6	55	166
Reimbursement to (–) / from (+) the State	-7	1	-27	-6	-55	-166

Statement of Financial Position for the CIRR-system

	June 30,	December 31,
Skr mn	2024	2023
Cash and cash equivalents	0	1
Loans	97,420	101,361
Derivatives	5,077	4,334
Other assets	228	179
Prepaid expenses and accrued revenues	2,036	1,711
Total assets	104,761	107,586
Liabilities	103,116	105,642
Derivatives	311	859
Accrued expenses and prepaid revenues	1,334	1,085
Total liabilities	104,761	107,586
Commitments
Committed undisbursed loans	50,212	36,505

Note 9. Pledged assets and contingent liabilities

	June 30,	December 31,
Skr mn	2024	2023
Collateral provided
Cash collateral under the security agreements for derivative contracts	4,668	11,098
Contingent liabilities[1]
Guarantee commitments	8,189	7,471
Commitments[1]
Committed undisbursed loans	67,100	54,975

1	For expected credit losses in guarantee commitments and committed undisbursed loans, see Note 4.

Note 10. Capital adequacy and liquidity situation

The capital adequacy analysis relates to the parent company AB Svensk Exportkredit. The information is disclosed according to FFFS 2014:12, FFFS 2008:25 and FFFS 2010:7. For further information on capital adequacy and risks, see Note 30 to the annual financial statements included in SEK’s 2023 Annual Report on Form 20-F and see SEK’s 2023 Capital Adequacy and Risk Management (Pillar 3) Report.

Capital Adequacy Analysis

	June 30, 2024	December 31, 2023
Capital ratios	percent[1]	percent[1]
Common Equity Tier 1 capital ratio	22.6	21.3
Tier 1 capital ratio	22.6	21.3
Total capital ratio	22.6	21.3

1

Capital ratios exclusive of buffer requirements are the quotients of the relevant capital measure and the total risk exposure amount. See tables Own funds – adjusting items and Minimum capital requirements exclusive of buffer.

Interim report January–June 2024	Page 20 of 28

	June 30, 2024		December 31, 2023
Total risk-based capital requirement	Skr mn	percent[1]	Skr mn	percent[1]
Capital base requirement of 8 percent[2]	8,074	8.0	8,377	8.0
of which Tier 1 requirement of 6 percent	6,055	6.0	6,283	6.0
of which minimum requirement of 4.5 percent	4,541	4.5	4,712	4.5
Pillar 2 capital requirements[3]	3,704	3.7	3,843	3.7
Common Equity Tier 1 capital available to meet buffer requirements[4]	11,031	10.9	10,084	9.6
Capital buffer requirements	4,143	4.1	4,271	4.1
of which Capital conservation buffer	2,523	2.5	2,618	2.5
of which Countercyclical buffer	1,620	1.6	1,653	1.6
Pillar 2 guidance[5]	1,514	1.5	1,571	1.5
Total risk-based capital requirement including Pillar 2 guidance	17,435	17.3	18,062	17.2

1	Expressed as a percentage of total risk exposure amount.
2

The minimum requirements according to CRR (Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013, on prudential requirements for credit institutions and investment firms) and amending Regulation (EU) No 648/2012).

3

Individual Pillar 2 requirement of 3.67 percent calculated on the total risk exposure amount, according to the decision from the latest Swedish FSA Supervisory Review and Evaluation Process (“SREP”) on September 29, 2021.

4

Common Equity Tier 1 capital available to meet buffer requirement after 8 percent minimum capital requirement (SEK covers all minimum requirements with CET1 capital, that is 4.5 percent, 1.5 percent and 2 percent) and after the Pillar 2 requirements (3.67 percent).

5

The Swedish FSA notified SEK on September 29, 2021, within the latest SREP, that in addition to the capital requirements according to Regulation (EU) no 575/2013 on prudential requirements, SEK should hold additional capital (Pillar 2 guidance) of 1.50 percent of the total risk-weighted exposure amount. The Pillar 2 guidance is not a binding requirement.

	June 30, 2024	December 31, 2023
Leverage ratio[1]	Skr mn	Skr mn
On-balance sheet exposures	252,636	232,462
Off-balance sheet exposures	8,747	8,529
Total exposure measure	261,383	240,991
Leverage ratio[2]	8.7%	9.3%

1	The leverage ratio reflects the full impact of IFRS 9 as no transitional rules were utilized.
2	Defined by CRR as the quotient of the Tier 1 capital and an exposure measure.

	June 30, 2024		December 31, 2023
Total Leverage ratio requirement	Skr mn	percent[1]	Skr mn	percent[1]
Capital base requirement of 3 percent	7,841	3.0	7,230	3.0
Pillar 2 guidance[2]	393	0.2	361	0.2
Total capital requirement relating to Leverage ratio including Pillar 2 guidance	8,234	3.2	7,591	3.2

1	Expressed as a percentage of total exposure amount.
2

The Swedish FSA has on September 29, 2021, notified SEK, within the latest SREP, that SEK may hold additional capital (Pillar 2 guidance) of 0.15 percent calculated on the total Leverage ratio exposure measure. The Pillar 2 guidance is not a binding requirement.

Interim report January–June 2024	Page 21 of 28

Own funds – Adjusting items

	June 30,	December 31,
Skr mn	2024	2023
Share capital	3,990	3,990
Retained earnings	18,382	17,403
Accumulated other comprehensive income and other reserves	240	234
Independently reviewed profit net of any foreseeable charge or dividend	454	972
Common Equity Tier 1 (CET1) capital before regulatory adjustments	23,066	22,599
Additional value adjustments due to prudent valuation[1]	-91	-85
Intangible assets	-26	-34
Fair value reserves related to gains or losses on cash flow hedges	34	47
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	26	28
Negative amounts resulting from the calculation of expected loss amounts	-164	-221
Insufficient coverage for non-performing exposures	-55	-12
Total regulatory adjustments to Common Equity Tier 1 capital	-276	-277
Total Common Equity Tier 1 capital	22,790	22,322
Total Own funds	22,790	22,322

1

During the fourth quarter of 2023, SEK switched accounting method from the core approach to the simplified approach for prudent valuation in accordance with Article 4 of the Delegated Regulation (EU) no 2016/101.

Minimum capital requirements exclusive of buffer

	June 30, 2024			December 31, 2023
			Minimum			Minimum
		Risk exposure	capital		Risk exposure	capital
Skr mn	EAD[1]	amount	requirement	EAD[1]	amount	requirement
Credit risk standardized method
Corporates	4,767	4,756	381	4,219	4,206	337
Exposures in default	109	126	10	77	77	6
Total credit risk standardized method	4,876	4,882	391	4,296	4,283	343
Credit risk IRB method
Central Governments	235,442	10,304	825	211,650	9,416	753
Financial institutions[2]	33,896	5,989	479	33,236	6,580	526
Corporates[3]	145,720	72,139	5,771	144,559	76,038	6,083
Assets without counterparty	367	367	29	284	284	23
Total credit risk IRB method	415,425	88,799	7,104	389,729	92,318	7,385
Credit valuation adjustment risk	n.a.	1,974	158	n.a.	2,490	199
Foreign exchange risk	n.a.	824	66	n.a.	1,174	94
Commodities risk	n.a.	0	0	n.a.	7	1
Operational risk	n.a.	4,442	355	n.a.	4,442	335
Total	420,301	100,921	8,074	394,025	104,714	8,377

1	Exposure at default (EAD) shows the size of the outstanding exposure at default.
2

Of which counterparty risk in derivatives: EAD Skr 6,106 million (year-end 2023: Skr 7,127 million), Risk exposure amount of Skr 1,574 million (year-end 2023: Skr 2,167 million) and Capital requirement of Skr 126 million (year-end 2023: Skr 173 million).

3

Of which related to specialized lending: EAD Skr 7,595 million (year-end 2023: Skr 7,315 million), Risk exposure amount of Skr 4,996 million (year-end 2023: Skr 5,757 million) and Capital requirement of Skr 400 million (year-end 2023: Skr 461 million).

Credit risk

For classification and quantification of credit risk, SEK uses the internal ratings-based (IRB) approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the PD within one year for each of its counterparties, while the remaining parameters are established in accordance with CRR. Application of the IRB approach requires the Swedish FSA’s permission and is subject to ongoing supervision. Certain exposures are, by permission from the Swedish FSA, exempted from application of the IRB approach, and, instead, the standardized approach is applied. Counterparty risk exposure amounts in derivatives are calculated in accordance with the standardized approach for counterparty credit risk.

Credit valuation adjustment risk

Credit valuation adjustment risk is calculated for all over-the-counter derivative contracts, except for credit derivatives used as credit protection and transactions with a qualifying central counterparty. SEK calculates this capital requirement according to the standardized approach.

Interim report January–June 2024	Page 22 of 28

Foreign exchange risk

Foreign exchange risk is calculated according to the standardized approach, whereas the scenario approach is used for calculating the gamma and volatility risks.

Commodities risk

Capital requirements for commodity risk are calculated in accordance with the simplified approach under the standardized approach. The scenario approach is used for calculating the gamma and volatility risks.

Operational risk

Capital requirement for operational risk is calculated according to the standardized approach. The company’s operations are divided into business areas as defined in the CRR. The capital requirement for each area is calculated by multiplying a factor depending on the business area by an income indicator. The factors applicable for SEK are 15 percent and 18 percent. The income indicators consist of the average operating income for the past three financial years for each business area.

Transitional rules

The capital adequacy ratios reflect the full impact of IFRS 9 as no transitional rules for IFRS 9 were utilized.

Capital buffer requirements

SEK expects to meet capital buffer requirements with Common Equity Tier 1 capital. The mandatory capital conservation buffer is 2.5 percent. The countercyclical buffer rate that is applied to exposures located in Sweden was increased from 1 percent to 2 percent as of June 22, 2023. As of June 30, 2024, the capital requirement related to relevant exposures in Sweden was 74 percent (year-end 2023: 73 percent) of the total relevant capital requirement regardless of location; this fraction is also the weight applied on the Swedish buffer rate when calculating SEK’s countercyclical capital buffer. Buffer rates applicable in other countries may have effects on SEK, but as most capital requirements for SEK’s relevant credit exposures are related to Sweden, the potential effect is limited. As of June 30, 2024, the contribution to SEK’s countercyclical buffer from buffer rates in other countries was 0.13 percentage points (year-end 2023: 0.13 percentage points). SEK has not been classified as a systemically important institution by the Swedish FSA. The capital buffer requirements for systemically important institutions that came into force on January 1, 2016, therefore do not apply to SEK.

Pillar 2 guidance

The Swedish FSA will in connection with the Supervisory Review and Evaluation Process (SREP) determine appropriate levels for the institution’s own funds. The Swedish FSA will then inform the institution of the differences between the appropriate levels and requirements under the Supervisory Regulation, the Buffer Act and the Pillar 2 requirements. These notifications are called Pillar 2 guidance. The Pillar 2 guidance covers both the risk-based capital requirement and the leverage ratio requirement.

Internally assessed economic capital

	June 30,	December 31,
Skr mn	2024	2023
Credit risk	7,302	7,350
Operational risk	434	434
Market risk	1,053	1,065
Other risks	158	199
Capital planning buffer	1,700	1,700
Total	10,647	10,748

SEK regularly conducts an internal capital adequacy assessment process, during which the company determines how much capital is needed in order to cover its risks. The result of SEK’s assessment of capital adequacy is presented above. For more information regarding the internal capital adequacy assessment process and its methods, see the Risk and Capital management section of SEK’s 2023 Annual Report on Form 20-F.

Liquidity Coverage Ratio

	June 30,	December 31,
Skr bn, 12-month average	2024	2023
Total liquid assets	69.0	73.9
Net liquidity outflows[1]	15.1	16.4
Liquidity outflows	26.1	29.3
Liquidity inflows	11.8	13.9
Liquidity Coverage Ratio	602%	605%

1

Net liquidity outflows are calculated as the net of liquidity outflows and capped liquidity inflows. Capped liquidity inflows are calculated in accordance with article 425 of CRR (EU 575/2013) and article 33 of the Commission Delegated Regulation (EU) 2015/61.

Information on Liquidity Coverage Ratio (LCR) in accordance with article 447 of the CRR (EU 575/2013), calculated in accordance with the Commission Delegated Regulation (EU) 2015/61.

Interim report January–June 2024	Page 23 of 28

Net Stable Funding Ratio

	June 30,	December 31,
Skr bn	2024	2023
Available stable funding	274.7	276.3
Requiring stable funding	205.9	210.5
Net Stable Funding Ratio	133%	131%

Information on Net Stable Funding Ratio (NSFR) in accordance with article 447 of the CRR (EU 575/2013), calculated in accordance with the Commission Delegated Regulation (EU) 2015/61.

Liquidity reserve1

	June 30, 2024					December 31, 2023
Skr bn	Total	Skr	EUR	USD	Other	Total	Skr	EUR	USD	Other
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks	24.8	8.0	6.7	10.1	—	24.1	8.0	3.9	11.9	0.3
Securities issued or guaranteed by municipalities or other public entities	24.7	5.8	6.1	12.8	—	16.5	5.0	4.7	6.8	—
Covered bonds issued by other institutions	12.8	12.8	—	—	—	12.7	12.7	—	—	—
Balances with National Debt Office	9.5	9.5	—	—	—	1.0	1.0	—	—	—
Total liquidity reserve	71.8	36.1	12.8	22.9	—	54.3	26.7	8.6	18.7	0.3

1	The liquidity reserve is a part of SEK's liquidity investments.

Information on Liquidity reserve is included in accordance with the Commission Delegated Regulation (EU) 2015/61.

Note 11. Exposures

Net exposures are reported after taking into consideration effects of guarantees and credit default swaps. Amounts are calculated in accordance with capital adequacy calculations, but before the application of credit conversion factors.

Total net exposures by exposure class

	Credits & interest-bearing				Committed undisbursed loans,
	securities				derivatives, etc.				Total
	June 30, 2024		December 31, 2023		June 30, 2024		December 31, 2023		June 30, 2024		December 31, 2023
Skr bn	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	165.9	45.9	159.1	46.3	60.1	73.8	46.8	67.2	226.0	51.1	205.9	49.8
Regional governments	17.6	4.9	11.9	3.5	0.6	0.7	0.7	1.0	18.2	4.1	12.6	3.0
Multilateral development banks	5.4	1.5	5.0	1.4	0.0	0.0	0.0	0.0	5.4	1.2	5.0	1.2
Public Sector Entity	1.0	0.3	—	—	—	—	—	—	1.0	0.2	—	—
Financial institutions	27.6	7.6	25.8	7.5	6.4	7.9	7.5	10.8	34.0	7.7	33.3	8.1
Corporates	144.0	39.8	141.8	41.3	14.3	17.6	14.6	21.0	158.3	35.7	156.4	37.9
Equity exposures	0.0	0.0	—	—	—	—	—	—	0.0	0.0	—	—
Total	361.5	100.0	343.6	100.0	81.4	100.0	69.6	100.0	442.9	100.0	413.2	100.0

Net exposure by region and exposure class, as of June 30, 2024

							West
							European	Central-
	Middle						countries	and East
	East/	Asia excl.		North	Latin		excl.	European
Skr bn	Africa	Japan	Japan	America	America	Sweden	Sweden	countries	Total
Central governments	0.0	0.1	—	2.9	—	202.2	18.8	2.0	226.0
Regional governments	—	—	—	—	—	17.9	0.2	0.1	18.2
Multilateral development banks	—	0.6	—	—	—	—	4.8	—	5.4
Public Sector	—	—	—	—	—	—	1.0	—	1.0
Financial institutions	0.1	—	0.0	2.4	0.0	18.2	13.3	—	34.0
Corporates	0.2	0.9	2.5	7.4	3.6	105.5	37.2	1.0	158.3
Equity exposures	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total	0.3	1.6	2.5	12.7	3.6	343.8	75.3	3.1	442.9

Interim report January–June 2024	Page 24 of 28

Net exposure by region and exposure class, as of December 31, 2023

							West
							European	Central-
	Middle						countries	and East
	East/	Asia excl.		North	Latin		excl.	European
Skr bn	Africa	Japan	Japan	America	America	Sweden	Sweden	countries	Total
Central governments	0.0	0.2	0.5	0.5	—	180.9	21.7	2.1	205.9
Regional governments	—	—	—	—	—	11.2	1.3	0.1	12.6
Multilateral development banks	—	—	—	1.0	—	—	4.0	—	5.0
Public Sector	—	—	—	—	—	—	—	—	—
Financial institutions	0.1	—	0.1	1.8	—	18.3	13.0	—	33.3
Corporates	0.6	0.8	2.4	6.7	3.7	98.0	43.3	0.9	156.4
Equity exposures	—	—	—	—	—	—	—	—	—
Total	0.7	1.0	3.0	10.0	3.7	308.4	83.3	3.1	413.2

Net exposure to European countries, excluding Sweden

	June 30,	December 31,
Skr bn	2024	2023
France	16.5	16.1
Germany	13.1	9.4
Luxembourg	10.3	12.2
United Kingdom	8.6	7.1
Denmark	7.2	6.9
Finland	5.5	11.4
Norway	3.7	5.7
Belgium	3.0	3.7
The Netherlands	2.3	0.6
Poland	2.1	2.2
Ireland	1.7	2.2
Spain	1.1	2.6
Portugal	0.9	1.3
Switzerland	0.7	0.6
Austria	0.4	3.3
Serbia	0.3	0.4
Lithuania	0.2	0.1
Italy	0.2	0.2
Czech Republic	0.2	0.1
Estonia	0.2	0.1
Latvia	0.1	0.1
Iceland	0.1	0.1
Slovakia	0.0	0.1
Total	78.4	86.5

Note 12. Transactions with related parties

Transactions with related parties are described in Note 27 to the annual financial statements in SEK’s 2023 Annual Report on Form 20-F. No material changes have taken place in relation to transactions with related parties compared to the description in SEK’s 2023 Annual Report on Form 20-F.

Note 13. Events after the reporting period

No events with significant impact on the information in this report have occurred after the end of the reporting period.

Interim report January–June 2024	Page 25 of 28

The Board of Directors and the Chief Executive Officer confirm that this interim report provides a fair overview of both the Parent Company and the Consolidated Group’s operations and their respective financial position and results and describes material risks and uncertainties facing the Parent Company and the Consolidated Group.

Stockholm, July 16, 2024

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Lennart Jacobsen	Håkan Berg
Chairman of the Board	Director of the Board

Paula da Silva	Reinhold Geijer	Hanna Lagercrantz
Director of the Board	Director of the Board	Director of the Board

Katarina Ljungqvist	Carl Mellander	Eva Nilsagård
Director of the Board	Director of the Board	Director of the Board

Magnus Montan
Chief Executive Officer

SEK has established the following expected dates for the publication of financial information and other related matters:

October 22, 2024	Interim report for the period January 1, 2024 – September 30, 2024
January 24, 2025	Interim report for the period January 1, 2024 – December 31, 2024

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on July 16, 2024, 15:00 (CEST).

Additional information about SEK, including investor presentations and SEK’s 2023 Annual Report on Form 20-F, is available at www.sek.se. Information available on or accessible through SEK’s website is not incorporated herein by reference.

Interim report January–June 2024	Page 26 of 28

Alternative performance measures (see *)

Alternative performance measures (APMs) are key performance indicators that are not defined under IFRS or in the Capital Requirements Directive IV (CRD IV) or in regulation (EU) No. 575/2013 on prudential requirements for credit institutions and investment firms (CRR). SEK has presented these, either because they are in common use within the industry or because they comply with SEK’s assignment from the Swedish government. The APMs are used internally to monitor and manage operations, and are not considered to be directly comparable with similar key performance indicators presented by other companies. For additional information regarding the APMs, refer to www.sek.se.

*After-tax return on equity

Net profit, expressed as a percentage per annum of the current year’s average equity (calculated using the opening and closing balances for the report period).

*Average interest-bearing assets

This item includes cash and cash equivalents, treasuries/government bonds, other interest-bearing securities except loans, loans in the form of interest-bearing securities, loans to credit institutions and loans to the public, and is calculated using the opening and closing balances for the reporting period.

*Average interest-bearing liabilities

This item includes borrowing from credit institutions, borrowing from the public and debt securities issued and is calculated using the opening and closing balances for the reporting period.

Basic and diluted earnings per share (Skr)

Net profit divided by the average number of shares, which amounted to 3,990,000 for each period.

*CIRR loans as percentage of new lending

The proportion of officially supported export credits (CIRR) of new lending.

CIRR-system

The CIRR-system comprises of the system of officially supported export credits (CIRR).

Common Equity Tier 1 capital ratio

The capital ratio is the quotient of total common equity tier 1 capital and the total risk exposure amount.

Green bond

A green bond is a bond where the capital is earmarked for various forms of environmental projects.

Green loans

SEK offers green loans that promote the transition to a climate-smart and environmentally sustainable economy. Green loans are categorized under SEK’s framework for green bonds. The purpose is to stimulate green investments that are environmentally sustainable and contribute to one or more of the six environmental objectives in the EU taxonomy.

Leverage ratio

Tier 1 capital expressed as a percentage of the exposure measured under CRR (refer to Note 10).

Liquidity coverage ratio (LCR)

The liquidity coverage ratio is a liquidity metric that shows SEK’s highly liquid assets in relation to the company’s net cash outflows for the next 30 calendar days. An LCR of 100 percent means that the company’s liquidity reserve is of sufficient size to enable the company to manage stressed liquidity outflows over a period of 30 days. Unlike the Swedish FSA’s rules, the EU rules take into account the outflows that correspond to the need to pledge collateral for derivatives that would arise as a result of the effects of a negative market scenario.

Loans

Lending pertains to all credit facilities provided in the form of interest-bearing securities, and credit facilities granted by traditional documentation. SEK considers these amounts to be useful measurements of SEK’s lending volumes. Accordingly, comments on lending volumes in this report pertain to amounts based on this definition.

*Loans, outstanding and undisbursed

The total of loans in the form of interest-bearing securities, loans to credit institutions, loans to the public and loans, outstanding and undisbursed. Deduction is made for cash collateral under the security agreements for derivative contracts and deposits with time to maturity exceeding three months (see the Statement of Financial Position and Note 9).

Net stable funding ratio (NSFR)

This ratio measures stable funding in relation to the company’s illiquid assets over a one-year, stressed scenario in accordance with CRRII.

*New lending

New lending includes all new committed loans, irrespective of tenor. Not all new lending is reported in the Consolidated Statement of Financial Position and the Consolidated Statement of Cash Flows since certain portions comprise committed undisbursed loans (see Note 9). The amounts reported for committed undisbursed loans may change when presented in the Consolidated Statement of Financial Position due to changes in exchange rates, for example.

*New long-term borrowings

New borrowings with maturities exceeding one year, for which the amounts are based on the trade date.

*Outstanding senior debt

The total of borrowing from credit institutions, borrowing from the public and debt securities issued.

Own credit risk

Net fair value change due to credit risk on financial liabilities designated as at fair value through profit or loss.

Repurchase and redemption of own debt

The amounts are based on the trade date.

Social loans

Social loans are categorized according to SEK’s “Sustainability bond framework”. The purpose is to stimulate investments that are socially sustainable, such as in healthcare, education, basic infrastructure, or food security.

Sustainability classified loans

Sustainability classified loans refer to green, social and sustainability-linked loans.

Sustainability-linked loans

Sustainability-linked loans consist of working capital finance that promote the borrower’s sustainability efforts, which in turn support environmental and socially sustainable economic activities and growth. SEK’s sustainability-linked loans are based on International Loan Market Association’s (LMA) Sustainability-Linked Loan Principles.

Swedish exporters

SEK’s clients that directly or indirectly promote Swedish export.

Tier 1 capital ratio

The capital ratio is the quotient of total tier 1 capital and the total risk exposure amount.

Total capital ratio

The capital ratio is the quotient of total Own funds and the total risk exposure amount.

Unless otherwise stated, amounts in this report are in millions (mn) of Swedish kronor (Skr), abbreviated “Skr mn” and relate to the group consisting of the Parent Company and its consolidated subsidiary (together, the “Group” or the “Consolidated Group”). AB Svensk Exportkredit (SEK), is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public limited liability company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obliged to add “(publ.)” to its company name.

Interim report January–June 2024	Page 27 of 28

About Swedish Export Credit Corporation (SEK)

SEK is owned by the Swedish state, and since 1962 has enabled growth for thousands of Swedish companies. To expand their production, make acquisitions, employ more people and enable selling goods and services to customers worldwide.

SEK’s mission

SEK’s mission is to ensure access to financial solutions for the Swedish export industry on commercial and sustainable terms. SEK can finance the industry’s transition in Sweden and abroad. The mission includes making available fixed-interest export credits within the officially supported CIRR-system.

SEK’s vision	SEK’s vision is a sustainable world through increased Swedish exports.

SEK’s core values	We are a high performing team. Our mission and our ability to make an impact lead to pride and job satisfaction. We are Proactive Engaged Team players.

SEK’s clients	We finance exporters, their subcontractors and foreign clients. The target group is companies with annual sales exceeding Skr 500 million and that are linked to Swedish interests and exports.

SEK’s partnerships

Through Team Sweden, we have close partnerships with other export promotion agencies in Sweden such as Business Sweden and The Swedish Export Credit Agency (EKN). Our international network is substantial and we also work with numerous Swedish and international banks.

Interim report January–June 2024	Page 28 of 28